

*Wall Street Utility Group*
*January 11, 2007*

# Safe Harbor Statement

Some of the statements contained in today's presentation are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include all financial projections and any declarations regarding management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. A number of factors could cause actual results or outcomes to differ materially from those indicated by the forward-looking statements contained in this presentation. These factors include, but are not limited to, prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; competition for retail and wholesale customers; general economic conditions, including potential negative impacts resulting from an economic downturn; growth in demand, sales and capacity to fulfill demand; changes in tax rates or policies or in rates of inflation; potential changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; restrictions imposed by Federal and/or state regulatory commissions; legal and administrative proceedings (whether civil or criminal) and settlements that influence our business and profitability; pace of entry into new markets; volatility in market demand and prices for energy, capacity and fuel; interest rate fluctuations and credit market concerns; and effects of geopolitical events, including the threat of domestic terrorism.  Readers are referred to the most recent reports filed with the Securities and Exchange Commission.

# PHI Overview



**Pepco Holdings, Inc**

$8.5B LTM Revenues
$13.9B Total Assets
$4.6B Market Cap
1.8 Million Electric Customers
120,000 Gas Customers

*Regulated Electric & Gas Delivery Business*

pepco — A PHI Company
delmarva power — A PHI Company
atlantic city electric — A PHI Company

**67% of Operating Income**

*Competitive Energy/ Other*

conectiv energy
pepco Energy Services
PHI Investments

**33% of Operating Income**

*Note:* Financial and customer data as of September 30, 2006. Operating Income percentage calculations are for the twelve months ended September 30, 2006, net of special items. See appendix for details.

# *Recent Regulatory Activities*

- **We currently have four active base rate cases underway:**
  - **Delmarva Power Gas – DE**
  - **Delmarva Power Electric – MD**
  - **Pepco Electric – MD**
  - **Pepco Electric – DC**

- **In each case, we have proposed the adoption of bill stabilization adjustment mechanisms (BSA)**

- **Under BSAs, revenue is "decoupled" from unit sales consumption and is tied to the growth in the number of customers**
  - **Eliminates revenue fluctuations due to weather and changes in customer usage patterns**

- **Benefits of BSAs:**
  - **Utility revenue will be more predictable and better aligned with costs**
  - **Utilities will be better able to recover fixed costs**
  - **Customer bills will be more stable**
  - **Disincentives towards energy efficiency programs are reduced**

Pepco Holdings, Inc

# Power Delivery – Rate Case Summary

**(Dollars in Millions)**

|  | Pepco | | Delmarva Power | |
| --- | --- | --- | --- | --- |
|  | **District of Columbia** | **Maryland** | **Maryland** | **Delaware Gas** |
| **Filing Date** | 12/12/06 | 11/17/06 | 11/17/06 | 8/31/06 |
| **Rate Base as Filed** | $981 | $885 | $272 | $238 |
| **Equity Ratio** | 46.55% | 46.55% | 47.95% | 46.90% |
| **ROE with BSA(1)** | 10.75% | 11.00% | 11.00% | 11.00% |
| **ROE without BSA** | 11.00% | 11.25% | 11.25% | N/A |
| **Request with BSA** | $46.2 | $47.4 | $18.4 | $15.0 |
| **Request without BSA** | $50.5 | $55.7 | $20.3 | N/A |
| **Residential Total Bill % Increase(2)** | 7.8% | 3.9% | 3.4% | 5.5% |
| **Expected Timing of Decision** | 9/07 | 6/07 | 6/07 | 5/07 |
| **Case No./Docket No.** | 1053 | 9092 | 9093 | 06-284 |

(1)  BSA = Bill Stabilization Adjustment Mechanism
(2)  Without BSA for electric cases

*Note:  See Safe Harbor Statement at the beginning of today's presentation.*

# Power Delivery – Rate Case Timeline

| | Pepco | | Delmarva Power | |
| --- | --- | --- | --- | --- |
| | District of Columbia | Maryland | Maryland | Delaware Gas |
| Staff/DPA/OPC Testimony | TBD | 3/2/07 | 3/1/07 | 1/19/07 |
| Rebuttal, Cross Rebuttal Testimony | TBD | 3/26/07 | 3/27/07 | 2/21/07 |
| Evidentiary Hearings | TBD | 4/12-13,16/07 | 4/5-6,9/07 | 3/14-16/07 |
| Initial Briefs | TBD | 5/4/07 | 4/27/07 | TBD |
| Reply Briefs | TBD | 5/15/07 | 5/9/07 | TBD |
| Expected Timing of Decision | Mid-Sept. | Mid-June | Mid-June | Mid-May |

*Note:  See Safe Harbor Statement at the beginning of today's presentation.*

# Sales, Customer and Usage Trends

**Sept. 2006 YTD weather adjusted sales are up only slightly as compared to 2005 driven by lower usage per customer**

➤ Higher SOS supply and overall energy prices are having an impact

➤ Service territory economies are growing at a slower pace



**Weather Adjusted Metered Residential Sales**

# *Transmission Formula Rate Filing*

- Settlement approved by the FERC April 2006

- ROE – 10.8% for existing facilities, 11.3% for new facilities put into service on or after January 1, 2006

- Rates effective June 1, 2006 and include a settlement adjustment and true-up for rates in effect since June 1, 2005, which reflected a 12.9% requested ROE

- 50% / 50% sharing of pole attachment revenue

- Projects projected to be in-service in the current year are reflected in current rates

- Transmission rate base at December 31, 2005 - $880 million

Pepco Holdings, Inc

# PHI's Proposed Mid-Atlantic Power Pathway (MAPP) Project

**PHI has proposed a major transmission project to PJM:**

- 230 mile, 500 kV line originating in northern Virginia, crossing Maryland, traveling up the Delmarva Peninsula and into southern New Jersey

- Significant 230 kV lines that support Maryland, Delaware and New Jersey

- Cost estimate as proposed - $1.2 billion; completion by 2014



### Status of the MAPP Project

- **PJM is currently evaluating the MAPP Project along with other major projects**

- **PHI recently completed a siting feasibility study**
  - **No fatal flaws**
  - **Issued a detailed report to PJM**

- **Expect PJM's decision in the first half of 2007**

# PHI Mid-Atlantic Power Pathway

## Preliminary Cost Estimate*

(Dollars in Millions)

|  | Pepco | Delmarva Power | Atlantic City Electric | Total |
|---|---|---|---|---|
| 2007 | $2 | $2 | $- | $4 |
| 2008 | 63 | 8 | 9 | 80 |
| 2009 | 75 | 105 | 6 | 186 |
| 2010 | 30 | 175 | - | 205 |
| 2011 | - | 210 | 5 | 215 |
| 2012 | - | 250 | 15 | 265 |
| 2013 | - | 135 | 30 | 165 |
| 2014 | - | 80 | 40 | 120 |
| **Total** | **$170** | **$965** | **$105** | **$1,240** |

\* As of May 2006

*Note:  See Safe Harbor Statement at the beginning of today's presentation.*

# Power Delivery Summary

- **Year-to-date Sept. 2006 sales increase (weather adjusted) of 0.2% versus an increase of 1.3% for the year 2005**

- **Transmission revenue true-up to negatively impact the first half of 2007**

- **Rate case filings on track – expect positive impact in the second half of 2007**

- **Operation and maintenance expenses expected to be essentially flat in 2007 versus 2006**

*Note: See Safe Harbor statement at the beginning of today's presentation.*

# *Conectiv Energy - Business Overview*

- **Property, Plant & Equipment – 9/30/06**     $1,292 million

- **Average Net Cost of Installed Capacity**     $350/kW

- **Number of Generating Units**     50

- **Number of Plant Sites**     17

- **2005 Earnings**     $   48.1 million

- **YTD Earnings – 9/30/06**     $   41.2 million



**Hay Road ~ 1,090 MWs**



**Bethlehem ~ 1,092 MWs**

# *Conectiv Energy – Business Drivers*

## Focus Captures Value

- Flexible, multi-fuel capable plants

- Favorable eastern PJM locations

- Significant ancillary service capabilities

## Hedge Positions Enhance Value

- Liquid PJM market provides hedging flexibility

- Generation output mostly hedged in 2007

- Hedge position provides near-term predictability and preserves long-term upside potential

## Improving Market Conditions Amplify Value

- Market conditions strengthening in PJM

- Minimal new PJM capacity additions planned

- New capacity pricing method approved by the FERC will likely provide higher and more stable prices for capacity

*Note: See Safe Harbor statement at the beginning of today's presentation.*

13

# *Conectiv Energy – Energy Market Update*

- **Supply and demand are coming back into balance in eastern PJM**
  - Peak load continues to grow with very little capacity being added.
  - "High" price hours increasing – 19 hours of PJM East Hub LMP > $300/MWh in 2006 vs. 6 hours in 2005 and 0 hours in 2004.

- **PJM's Reliability Pricing Model (RPM) was approved by the FERC on December 21.**
  - The filed settlement was approved with some conditions, which we do not expect to derail or delay implementation.
  - Auctions are currently scheduled as follows: April for 2007/08 Planning Year, July for 2008/09, October for 2009/10.
  - All of Conectiv Energy's units, except Bethlehem, are located in the Eastern MAAC LDA Zone.

- **Mid-Atlantic states are considering more stringent emission standards on power plants than required under Federal programs.**
  - Regional Greenhouse Gas Initiative (RGGI)
  - Delaware Multi-Pollutant Regulations

*Note: See Safe Harbor statement at the beginning of today's presentation.*

# Conectiv Energy – DE Multi-Pollutant Regulations

- **Regulations**
  - **Final regulations issued on November 15**
  - **Impacts plants fueled with coal and residual (No. 6) oil**
  - **Requires plants to meet specific emission levels for $NO_x$, $SO_2$, and mercury**
  - **Reductions to occur in two stages, 2009 and 2012 (2013 for mercury)**

- **Impact on Conectiv Energy**
  - **Affects Edge Moor Units 3 and 4 (coal fired) and Unit 5 (oil fired)**
  - **Does not affect Hay Road or CTs**
  - **Will require significant reductions in emissions from affected units**

- **Status**
  - **Conectiv Energy filed an appeal with the Environmental Appeals Board on December 5 and a complaint with the Delaware Superior Court on December 28**
  - **Studying options to meet regulations; unit testing/modeling underway; intend to finalize compliance plan by 3rd Quarter 2007**

# Conectiv Energy - Hedge Update

*Expected generation output is well hedged for 2007. Other products such as capacity, locational value and ancillary products can only be partially hedged.*

| Volumetric On Peak Power Hedges | | |
|---|---|---|
| Hedge Period | Target | 9/30/06 |
| Months 1-12 | 50-100% | 98% |
| Months 13-24 | 25-75% | 65% |
| Months 25-36 | 0-50% | 24% |

# Conectiv Energy – Generation and Full Requirements Gross Margins



**The gross margins above exclude our gross margin expectations from Other Power, Oil, and Gas Marketing Services which are in the range of $15 - $25 million.**

*Note: See Safe Harbor Statement at the beginning of today's presentation.*

# Conectiv Energy – Merchant Generation and Full Requirements Load Service 2007 Forecasts

## 2007 margins reflect anticipated improvements over 2006 projections:

↑ Higher capacity prices

↑ Improved margins on standard product hedges

↑ Higher output, reflecting improved supply/demand fundamentals

↑ Re-pricing of POLR/SOS contracts

↓ Ancillary services revenue

*Note:   See Safe Harbor statement at the beginning of today's presentation.*

# *Pepco Energy Services – Business Overview*

- PES provides retail energy supply and energy services to commercial and industrial (C&I) customers

- Retail electric supply is PES's main business driver

  – PES serves more than 17,500 accounts

  – Complements PHI's regulated utility business; opportunity to serve customers who choose to shop

- Additional product offerings differentiate PES from its competitors and provide further earnings
  – Retail natural gas supply
  – Central energy plants
  – Energy savings performance contracting

- PES also operates 800 MW of peaking generation in Washington, DC

**PES Retail
Electric Supply Markets**



**Independent System Operator**

- PJM
- New York ISO
- New England ISO

# *Pepco Energy Services – Sept. 2006 YTD*



**Signed Electric Contracts**
(million MWh)

| | |
|---|---|
| Q1 05 | 1.8 |
| Q2 05 | 2.9 |
| Q3 05 | 0.5 |
| Q4 05 | 7.8 |
| Q1 06 | 7.9 |
| Q2 06 | 10.9 |
| Q3 06 | 1.7 |



**Retail Electric Backlog**
(millions MWh)

- Backlog
- Delivered

| Year | Value |
|---|---|
| 2005 | 13 |
| 2006 | 14 |
| 2007 | 11 |
| 2008 | 6 |
| 2009 | 5 |
| 2010 | 1 |

| Marketer | Market Share | MW Under Contract | Markets |
|---|---|---|---|
| Constellation NewEnergy | 23% | 15,200 | National, Canada |
| Reliant Energy | 12% | 7,840 | Texas, PJM |
| Suez Energy Resources | 6% | 3,850 | National |
| TXU Energy | 6% | 3,800 | Texas |
| **Pepco Energy Services** | **5%** | **3,540** | **PJM, NYISO** |
| Strategic Energy | 5% | 3,300 | National |

*KEMA Retail Marketer Survey, August 2006*

- **PES is having a record year in renewing and acquiring new customers**

- **PES's expansion into Illinois, New York, and Massachusetts is on track**

- **PES's contract backlog is 27.2 million MWh**

- **Backlog has grown almost 80% since the beginning of the year**

- **PES is now the 5th largest retail marketer in the U.S.**

# *Pepco Energy Services – Sept. 2006 YTD*



**Retail Electric Delivered Volumes**
**(GWh)**

- PES delivered a record 4,232 GWh of electricity in the 3rd quarter 2006

| Pepco Energy Services | Sept 2006 YTD | 2005 | 2004 |
|---|---|---|---|
| *Dollars in millions* | | | |
| Revenue | $1,206 | $1,488 | $1,167 |
| Gross Margin | $101 | $130 | $102 |
| Net Income | $13.4 | $25.7 | $12.9 |
| Impairments | $12.1 | - | - |
| Net Income without Impairments | $25.5 | $25.7 | $12.9 |

- PES is achieving strong earnings growth from both retail energy supply and energy services

# Mirant – Settlement Agreement

- On August 9, 2006, the Bankruptcy Court approved the settlement agreement between Pepco and Mirant arising out of Mirant's 2003 bankruptcy; certain creditors of Mirant filed an appeal at the District Court

- On December 26, 2006, the District Court affirmed the Bankruptcy Court's order approving the settlement; the thirty-day appeal period expires January 26, 2007

- Under the settlement, Pepco will allow Mirant to reject the back-to-back agreement relating to Pepco's power purchase agreement with Panda-Brandywine L.P. in exchange for a payment of $450 million*

- The $450 million will be used solely for the purpose of funding Pepco's obligations under the Panda power purchase agreement; Pepco expects the $450 million to be treated as a regulatory liability on its financial statements

- Pursuant to the settlement, upon approval of the settlement agreement by the Bankruptcy Court, Pepco received a payment of $70 million in cash from Mirant to settle other disputes and pre-petition and administrative claims, and as reimbursement for Pepco's legal fees, which is subject to refund if the settlement agreement is not approved on appeal

---

\* Payment to be made in Mirant shares, which will be liquidated by Pepco. Mirant will pay Pepco, in cash, for any difference between the $450 million payment and the net proceeds of the liquidation of the shares.

# Cross-Border Leases

- **Current Status**

  - On February 11, 2005, the Treasury Department issued Notice 2005-13 informing taxpayers that the IRS intends to challenge the tax benefits associated with certain sale-leaseback transactions with tax-indifferent parties (Nationally Coordinated Issue).

  - On June 9, 2006, the IRS issued its final Revenue Agent's Report (RAR) for its audit of PHI's 2001 and 2002 income tax returns.

  - The RAR disallowed the tax benefits claimed by PHI for these tax years.

  - PHI filed a protest letter in August 2006 against the proposed adjustments. The unresolved audit issues will move to the appeals process. We anticipate an appeals meeting in late 2007.

  - PCI believes that its tax position related to these transactions was proper and intends to contest the adjustments proposed by the IRS.

  - PHI's leveraged lease portfolio generates approximately $55 million per year in tax benefits and is a major component of PHI Investments' annual earnings of approximately $35 million.

- **Future Considerations**

  - On July 13, 2006, the FASB issued FAS 13-2 (Accounting for Leases); any change in the timing of tax cash flows will require a re-pricing of the leases and a current period gain or loss.

  - PHI believes the IRS issue will most likely take several years to resolve.

*Note: See Safe Harbor statement at the beginning of today's presentation.*

# Opportunities and Challenges

*We recognize the challenges…*

- **Regulatory environment**
  - **History of constructive results**
  - **Experienced regulatory team staffed to effectively manage multiple cases**

- **Lower Power Delivery sales growth**
  - **Proposed Bill Stabilization Adjustment mechanism "decouples" revenue from per unit consumption**

*And the opportunities…*

- **Rate case contributions**
- **Higher utility infrastructure investments (T&D)**
- **Stable, growing service territory**
- **Recovery of the PJM wholesale energy market and implementation of the Reliability Pricing Model (Conectiv Energy)**
- **Continued C&I load growth and measured expansion (Pepco Energy Services)**

*Note: See Safe Harbor Statement at the beginning of today's presentation.*

**Pepco Holdings, Inc**

# *Why Invest in PHI?*

- *Stable Earnings Base* - Derived primarily from regulated T&D utility businesses

- *Earnings Growth Potential* - Driven by constructive regulatory outcomes, T&D utility infrastructure investments and competitive energy businesses

- *Secure Dividend* - Current dividend yield is 29% higher than the average dividend yield for companies in the S&P Electric Utilities index[*]

[*] Pricing data as of January 3, 2007.

*Note: See Safe Harbor Statement at the beginning of today's presentation.*

**Pepco Holdings, Inc**

# *Appendix*

# Power Delivery Regulatory Summary

| | Maryland | District of Columbia | Delaware | New Jersey | Virginia |
|---|---|---|---|---|---|
| 2005 MWh Distribution Sales[*] | 39% | 22% | 18% | 20% | 1% |
| Retail Delivery Rate Cap | Caps expired December 2006 | Through August 2007 (unless FERC transmission rates increase more than 10%) | Caps expired April 2006 | No caps | Through December 2010 (with exceptions) |
| Default Service | Provided through a PSC approved wholesale bidding process; approximately 0.2¢/kWh margin to Pepco / DPL | Provided through a PSC approved wholesale bidding process; approximately 0.2¢/kWh margin to Pepco | Provided through a PSC approved wholesale bidding process; fixed annual margin of $2.75M | Provided through a BPU approved wholesale bidding process | Provided through DPL managed competitive bidding process |
| Recent Rate Case Outcomes | Electric distribution base rate cases pending (Pepco and DPL) | Electric distribution base rate case pending | Ancillary service rate increase of $12.4M effective 7/04; transmission service revenue filing pending ($6.2 M); electric base rate case, annual pre-tax earnings decrease of $2.7 M effective 5/06; gas base rate case pending | Annual pre-tax earnings increase of approximately $20M effective 6/05 | None |

**\* As a percentage of total PHI distribution sales.**

# *Example of Bill Stabilization Adjustment*

## Distribution Sales and Revenue

## Illustrative Data

|  | Test Year | Rate Year | | |
|---|---|---|---|---|
|  |  | **Mild Weather** | **Normal Weather** | **Severe Weather** |
| **Residential Sales - MWH** | 6,000,000 | 5,785,500 | 6,090,000 | 6,394,500 |
| **Residential Customers** | 500,000 | 507,500 | 507,500 | 507,500 |
| **Normal Rate Process** |  |  |  |  |
| **Approved Residential Revenues  (1,000's)** | $         150,000 | $         144,638 | $         152,250 | $         159,863 |
| **Bill Stabilization Process** |  |  |  |  |
| **Initial Residential Revenues (1,000's)** | $         150,000 | $         144,638 | $         152,250 | $         159,863 |
| **Bill Stabilization Adjustment (1,000's)** |  | $           7,613 | $                - | $          (7,613) |
| **Total Revenue (1,000's)** |  | $         152,250 | $         152,250 | $         152,250 |
| **Approved Revenue per Customer** | $              300 | $              300 | $              300 | $              300 |

# *Standard Offer Service*

**Delaware**

- **Supply pricing became market based 5/1/06 for Delmarva Power customers**

- **59% total bill increase for residential customers effective 5/1/06**

- **Deferral program in place**
  - **Three step phase in of rates over 13 months –**
    - **15% on 5/1/06, 25% on 1/1/07, then full increase on 6/1/07**

  - **53% of eligible customers have "opted-out"**

  - **Recovery of deferral balance, excluding interest costs, over 17 months, beginning 1/1/08**

  - **At a 47% participation rate –**
    - **Estimated deferral balance will build up to approximately $51.4 million**
    - **Estimated after-tax interest expense of approximately $3.0 million incurred over the 37-month rate deferral and recovery period**

Pepco Holdings, Inc

# Standard Offer Service

**Maryland**

- **Supply pricing became market based 7/1/04 for Pepco and Delmarva Power customers**

- **35% - 39% total bill increase for residential customers effective 6/1/06**

- **Deferral program in place**
  - **Three step phase in of rates over 12 months –**
    - **15% on 6/1/06, 15.7% on 3/1/07, then full increase on 6/1/07**

  - **2% of eligible Pepco and 1% of eligible Delmarva customers have "opted-in"**

  - **Recovery of deferral balance, excluding interest costs, over 18 months, beginning 6/1/07**

  - **Estimated deferral balance will build up to approximately $1.6 million**

- **Bill enacted by the General Assembly on 6/15/06 offsets a portion of the margin received for residential standard offer service; estimated after-tax earnings impact is a reduction of $0.9 million over the 30-month rate deferral and recovery period**

# Standard Offer Service

## Virginia

- **Delmarva Power completed a competitive bid procedure to fulfill all of its Virginia default supply obligations for the period June 2006 through May 2007**

- **Delmarva Power filed a request for a rate increase with the Commission to recover its higher cost of energy established by the competitive bid procedure (would have resulted in a 43% total bill increase for residential customers)**

- **Order issued by the Commission on June 19, 2006:**
  - **Authorizes a fuel factor that will result in a 25% total bill increase for residential customers**
  - **Authorized increase is based on a fuel index procedure that was put into place when Delmarva Power sold its generating plants in 2000**

- **Estimated after-tax earnings impact is a reduction of $3.6 million in 2006 and $2.0 million in 2007**

Pepco Holdings, Inc

# *Unbundled Residential Rates*



**Unbundled Residential Rates***
**Changes in 2006**

Cents/KWH

Legend: Distribution | Transmission | Surcharges | Generation

Categories: Old DE - DPL / New | Old MD - DPL / New | Old MD - Pepco / New | Old NJ - ACE / New | Old DC - Pepco / New

**\* Excludes impact of customer elected deferral programs.**

# *PHI Mid-Atlantic Power Pathway*

## Preliminary Timeline



- Most of the line would be built either on, or parallel to, existing right of way

- 52 miles would use existing towers

- Much of the route is along established transmission corridors through relatively rural areas

*Note: See Safe Harbor Statement at the beginning of today's presentation.*

33

# Reconciliation of Operating Income

**Reported Operating Income Reconciled to Operating Income Excluding Special Items**

**For the twelve months ended September 30, 2006**

## Reconciliation of Operating Income

*Reported Operating Income Reconciled to Operating Income Excluding Special Items*

*For the twelve months ended September 30, 2006*

|  | Power Delivery | Conectiv Energy | Pepco Energy Services | Other Non-Regulated | Corporate & Other | PHI Consolidated |
|---|---|---|---|---|---|---|
| **Reported Segment Operating Income** | $539.9 | $91.3 | $35.1 | $93.1 | $8.5 | $767.9 |
| *Percent of operating income* | *70.3%* | *11.9%* | *4.6%* | *12.1%* | *1.1%* | *100.0%* |
| **Special Items included in Operating Income** | | | | | | |
| Gain on sale of Pepco Mirant claims | (70.5) | | | | | (70.5) |
| Final liquidation of Financial Investment | | | | (13.3) | | (13.3) |
| Impairment loss on energy services assets | | | 19.1 | | | 19.1 |
| **Operating Income excluding Special Items** | $469.4 | $91.3 | $54.2 | $79.8 | $8.5 | $703.2 |
| *Percent of operating income excluding special items* | *66.8%* | *13.0%* | *7.7%* | *11.3%* | *1.2%* | *100.0%* |

*Note: Management believes the special items are not representative of the Company's ongoing business operations.*

34

# Reconciliation of Earnings Per Share

| Earnings per Share | Three Months Ended September 30 | | Nine Months Ended September 30 | |
|---|---|---|---|---|
| | 2006 | (Restated) 2005 | 2006 | (Restated) 2005 |
| Reported (GAAP) Earnings per Share | $0.54 | $0.89 | $1.11 | $1.53 |
| Special Items: | | | | |
| Impairment loss on energy services assets | 0.04 | | 0.06 | - |
| Gain on disposition of interest in co-generation facility | - | - | (0.04) | - |
| Accrual related to potential impact of IRS Revenue Ruling 2005-53 | - | 0.05 | - | 0.05 |
| New Jersey base rate case settlement | - | - | - | (0.03) |
| Gain on sale of Buzzard Point non-utility land | - | (0.22) | - | (0.22) |
| Earnings Per Share, Excluding Special Items | $0.58 | $0.72 | $1.13 | $1.33 |

*Note: Management believes the special items are not representative of the Company's ongoing business operations.*

35

*Pepco Holdings, Inc*

# Reconciliation of Net Earnings

**GAAP Earnings Reconciled to Earnings Excluding Special Items**

| Net Earnings - Dollars in Millions | Three Months Ended September 30 | | Nine Months Ended September 30 | |
| --- | --- | --- | --- | --- |
| | 2006 | (Restated) 2005 | 2006 | (Restated) 2005 |
| Reported (GAAP) Earnings | $104.0 | $168.0 | $212.0 | $289.1 |
| Special Items: | | | | |
| Impairment loss on energy services assets | 7.9 | - | 12.1 | - |
| Gain on disposition of interest in co-generation facility | - | - | (7.9) | - |
| Accrual related to potential impact of IRS Revenue Ruling 2005-53 | - | 8.3 | - | 8.3 |
| New Jersey base rate case settlement | - | - | - | (5.1) |
| Gain on sale of Buzzard Point non-utility land | - | (40.7) | - | (40.7) |
| Earnings, Excluding Special Items | $111.9 | $135.6 | $216.2 | $251.6 |

*Note: Management believes the special items are not representative of the Company's ongoing business operations.*